LEGG MASON
GLOBAL ASSET MANAGEMENT

News Release

FOR IMMEDIATE RELEASE

Investor Relations:
Alan Magleby
410-454-5246
amagleby@leggmason.com

Media:
Mary Athridge
212-805-6035
mkathridge@leggmason.com

LEGG MASON REPORTS RESULTS FOR FIRST FISCAL QUARTER 2013

-- First Quarter Net Loss of $9 Million, or $0.07 per Diluted Share --

-- Debt Extinguishment Charge of $69 Million, or $0.32 per Diluted Share --

-- $1 Billion Raised in Fund Launches Resulted in Expenses of $23 Million, or $0.11 per Diluted Share --

-- First Quarter Adjusted Income of $89 Million, or $0.64 per Diluted Share --

Baltimore, Maryland – July 27, 2012 – Legg Mason, Inc. (NYSE: LM) today reported its operating results for the first fiscal quarter ended June 30, 2012. The Company reported a net loss[1] of $9.5 million, or $0.07 per diluted share, as compared with net income of $76.1 million, or $0.54 per diluted share, in the previous quarter and net income of $60.0 million, or $0.40 per diluted share, in the first quarter of fiscal year 2012. In the quarter, Legg Mason announced a new capital plan that resulted in a non-operating charge of $69.0 million, or $0.32 per diluted share, arising from the extinguishment of the convertible senior notes due 2015. Also included in this quarter's results, Legg Mason raised approximately $800[2] million through a closed-end fund launch and Western Asset raised over $200 million through a REIT launch which together resulted in $22.7 million, or $0.11 per diluted share, in related expenses as compared to $9.4 million, or $0.05 per diluted share, of closed-end fund launch costs in the previous quarter, and $11.4 million, or $0.05 per diluted share, of closed-end fund launch costs in the first quarter of fiscal year 2012. Adjusted income[3] for the first quarter was $88.6 million, or $0.64 per diluted share, as compared to $123.6 million, or $0.88 per diluted share, in the previous quarter and $109.1 million, or $0.73 per diluted share, in the first quarter of fiscal year 2012. For the first quarter, operating revenues were $630.7 million, down 3% from $648.6 million in the previous quarter and down 12% from $717.1 million in the first quarter of fiscal year 2012. Operating expenses of $554.6 million were down 4% from $576.4 million in the previous quarter and were down 10% from $616.7 million in the first quarter of fiscal year 2012.

Assets Under Management ("AUM") were $631.8 billion, down 2% as compared with $643.3 billion as of March 31, 2012, and were down 5% from $662.5 billion as of June 30, 2011.

Legg Mason also announced today that its Board of Directors has declared a quarterly cash dividend on its common stock in the amount of $0.11 per share.

(Amounts in millions, except per share amounts)

	Quarters Ended				
	Jun 2012	Mar 2012	% Change	Jun 2011	% Change
Total Operating Revenues	$ 630.7	$648.6	-3%	$ 717.1	-12%
Total Operating Expenses	554.6	576.4	-4%	616.7	-10%
Operating Income	76.1	72.2	5%	100.4	-24%
Net Income (Loss)[1]	(9.5)	76.1	n/a	60.0	n/a
Adjusted Income[3]	88.6	123.6	-28%	109.1	-19%
Net Income (Loss) Per Share - Diluted[1]	(0.07)	0.54	n/a	0.40	n/a
Adjusted Income Per Share - Diluted[3]	0.64	0.88	-27%	0.73	-12%

(1) Net Income (Loss) attributable to Legg Mason, Inc.
(2) Assuming full exercise of underwriters' overallotment option.
(3) Please see Supplemental Data to follow for non-GAAP performance measures.

Batterymarch • Brandywine Global • ClearBridge Advisors • Legg Mason Capital Management • Legg Mason Global Equities Group
Permal • Private Capital Management • Royce & Associates • Western Asset Management

LEGG MASON
GLOBAL ASSET MANAGEMENT

News Release

Comments on the First Quarter of Fiscal Year 2013 Results

Mark R. Fetting, Chairman and CEO of Legg Mason said, "In the quarter, Legg Mason made significant progress positioning the firm for long-term revenue and earnings growth, even amid continued volatility in the equity markets which led to a drop in revenues. Importantly, flow trends continue to improve, as Legg Mason's global retail distribution platform worked to leverage our investment affiliates' performance and introduced new products, while our affiliates continued to strengthen their institutional businesses. During the quarter we completed a transaction to reduce outstanding debt and refinance debt due in 2015 with longer maturities. While that transaction and our investment in fund launches negatively impacted this quarter's earnings, we now have a more efficient capital structure, allowing us greater flexibility to invest in organic growth, and fill product and geographic gaps, while consistently returning capital to shareholders."

Assets Under Management Decreased to $631.8 Billion

AUM decreased to $631.8 billion compared with $643.3 billion at March 31, 2012, primarily driven by dispositions of $4.6 billion, market depreciation of $4.3 billion and client outflows of $2.6 billion. AUM was down 5% from $662.5 billion as of June 30, 2011.

- Equity outflows were $3.9 billion, while liquidity and fixed income inflows were $1.2 billion and $100 million, respectively, for the quarter ended June 30th.
- The dispositions of $4.6 billion reflect liquidity AUM transferred to Morgan Stanley Smith Barney.
- At June 30, 2012, fixed income represented 57% of AUM, while equity represented 24% and liquidity represented 19% of AUM.
- By client domicile, 62% of AUM was United States and 38% of AUM was non-U.S.
- Average AUM during the quarter was $635.5 billion compared to $634.9 billion in the fourth quarter of fiscal year 2012 and $670.8 billion in the first quarter of fiscal year 2012.

Comparison to the Fourth Quarter of Fiscal Year 2012

Net loss was $9.5 million, or $0.07 per diluted share, as compared with net income of $76.1 million, or $0.54 per diluted share, in the fourth quarter of fiscal year 2012. This quarter's results include a non-operating charge of $69.0 million, or $0.32 per diluted share, arising from the debt extinguishment.

- Operating revenues of $630.7 million were down 3% from $648.6 million in the fourth quarter of fiscal year 2012, primarily due to a less favorable average asset mix and a $6.3 million decline in performance fees.
- Operating expenses of $554.6 million decreased 4% from $576.4 million in the fourth quarter of fiscal year 2012 due to a $1.2 million gain in the market value of deferred compensation and seed investments which result in an increase in compensation and benefits with an offset in other non-operating income, compared to a gain of $28.7 million in the prior quarter. The current quarter's expenses included $22.7 million of costs related to fund launches, as compared to $9.4 million of closed-end fund launch costs in the fourth quarter of fiscal 2012. In addition, operating expenses decreased due in part to lower distribution and servicing expenses, excluding fund launch costs, as well as no longer incurring transition-related expense.
- Other non-operating expense was $94.1 million as compared to $37.8 million of non-operating income in the fourth quarter of fiscal year 2012. This quarter's results included a non-operating charge of $69.0 million arising from the debt extinguishment. Losses on corporate investments, not offset by compensation were $5.9 million compared with gains of $10.4 million in the fourth quarter of fiscal 2012. The current quarter also included lower gains on funded deferred compensation and seed investments that are offset in compensation and benefits as described above. The current quarter included $3.0 million in losses associated with consolidated investment vehicles as compared to $1.4 million in gains in the fourth quarter of fiscal year 2012. The consolidation of investment vehicles has no impact on net

Batterymarch • Brandywine Global • ClearBridge Advisors • Legg Mason Capital Management • Legg Mason Global Equities Group
Permal • Private Capital Management • Royce & Associates • Western Asset Management

2

income (loss) as the effects of consolidation are fully attributable to noncontrolling interests. The prior quarter also included gains of $16.1 million from the sale of a small Wealth Manager and an assigned bankruptcy claim.

- Operating margin was 12.1%, as compared to 11.1% in the fourth quarter of fiscal year 2012. Operating margin, as adjusted[3] was 16.9%, as compared with 21.2% in the fourth quarter of fiscal year 2012 primarily reflecting higher fund launch costs this quarter.

- Adjusted income was $88.6 million, or $0.64 per diluted share, compared to adjusted income of $123.6 million or $0.88 per diluted share, in the fourth quarter of fiscal year 2012.

Comparison to the First Quarter of Fiscal Year 2012

Net loss was $9.5 million, or $0.07 per diluted share, as compared with net income of $60.0 million, or $0.40 per diluted share, in the first quarter of fiscal year 2012. This quarter's results include a non-operating charge of $69.0 million, or $0.32 per diluted share, arising from the debt extinguishment.

- Operating revenues of $630.7 million decreased 12% from $717.1 million in the first quarter of fiscal year 2012 reflecting a 5% decrease in average AUM, and a less favorable asset mix, as well as a $10.0 million reduction in performance fees from the first quarter of fiscal year 2012.

- Operating expenses of $554.6 million decreased 10% from $616.7 million in the first quarter of fiscal year 2012, due to lower compensation under revenue share arrangements from reduced revenues, lower distribution and servicing expenses, and $35.0 million in quarterly savings related to the company's streamlining program as compared to $9.0 million in quarterly savings in the first quarter of fiscal year 2012. The current quarter's expenses included $22.7 million of costs related to the fund launches this quarter, as compared to $11.4 million of closed-end fund costs in the first quarter of fiscal year 2012.

- Other non-operating expense was $94.1 million as compared to $10.8 million of expense in the first quarter of fiscal year 2012. This quarter's results included a non-operating charge of $69.0 million arising from the debt extinguishment. Losses on corporate investments, not offset by compensation were $5.9 million compared with gains of $8.0 million in the first quarter of fiscal year 2012. The current quarter also included $3.0 million in losses associated with consolidated investment vehicles as compared to $2.8 million in gains in the first quarter of fiscal year 2012. The consolidation of investment vehicles has no impact on net income (loss) as the effects of consolidation are fully attributable to noncontrolling interests.

- Operating margin was 12.1%, as compared to 14.0% in the first quarter of fiscal year 2012. Operating margin, as adjusted[3] was 16.9%, as compared with 21.0% in the first quarter of fiscal year 2012, primarily reflecting higher costs related to this quarter's fund launches.

- Adjusted income was $88.6 million, or $0.64 per diluted share, compared to adjusted income of $109.1 million or $0.73 per diluted share in the first quarter of fiscal year 2012.

Batterymarch • Brandywine Global • ClearBridge Advisors • Legg Mason Capital Management • Legg Mason Global Equities Group
Permal • Private Capital Management • Royce & Associates • Western Asset Management

3

Quarterly Business Developments

Product

- Legg Mason raised approximately $800 million for the ClearBridge Energy MLP Total Return Fund, assuming full exercise of the underwriters' overallotment option. The fund is designed to provide total return, consisting of cash distributions and capital appreciation.

- Western Asset Management raised over $200 million in an IPO for Western Asset Mortgage Capital Corporation, a Western-managed REIT focused on agency RMBS.

- Permal won two key awards at Hedge Fund Review's Americas Awards 2012: for Best Specialist Fund of Hedge Fund over ten years and Best Emerging Markets Hedge Fund over one year.

- Six funds across five different affiliates were named Wall Street Journal "Category Kings" for trailing one-year performance against their Lipper category during the quarter ended June 30, 2012.
    - Brandywine Diversified Large Cap Value IS
    - ClearBridge Mid Cap Growth A
    - ClearBridge Small Cap Growth A
    - LMIC Financial Services A
    - Royce Special Equity Inv
    - Western Asset Intermediate Term Muni A

Performance

At June 30, 2012:

- Of Legg Mason's long-term U.S. mutual fund assets, 61% were beating their Lipper category averages for the 1-year period; 55% for the 3-year period; 77% for the 5-year period and 78% for the 10-year period.

- Of Legg Mason's long-term U.S. mutual funds assets, 48% were rated 4 or 5 stars by Morningstar, including 50% of all funds managed by Royce and 54% of all funds managed by Western.

- Three out of 8 funds in the Western Asset fund family outperformed their benchmarks for the 1-year period; 7 out of 8 outperformed their benchmarks for the 3-year period; 4 out of 8 outperformed for the 5-year period and 4 out of 6 funds outperformed for the 10-year period.

- Three out of 30 funds managed by Royce outperformed their benchmarks for the 1-year period; 4 out of 24 for the 3-year period; 12 out of 19 for the 5-year period; and all 11 outperformed for the 10-year period.

- Five out of 12 funds managed by ClearBridge Advisors outperformed in the 1-year period; 2 out of 11 for the 3-year period; 4 out of 11 for the 5-year period; and 5 out of 11 outperformed for the 10-year period.

Batterymarch • Brandywine Global • ClearBridge Advisors • Legg Mason Capital Management • Legg Mason Global Equities Group
Permal • Private Capital Management • Royce & Associates • Western Asset Management

4

Balance Sheet

At June 30, 2012, Legg Mason's cash position was $0.8 billion. Total debt was $1.2 billion and stockholders' equity was $5.5 billion. The ratio of total debt to total capital (total equity plus total debt excluding consolidated investment vehicles) was 17%, down from 20% in the prior quarter. The improvement reflects the capital plan announced during the quarter which resulted in the extinguishment of $1.25 billion of convertible senior notes due 2015, a $650 million debt issuance and a new bank loan, which resulted in a $350 million reduction in outstanding debt obligations. In the quarter, the Company completed additional open market purchases of 6.2 million shares, which reduced weighted average shares by 2.2 million.

The Board of Directors has declared a quarterly cash dividend on its common stock in the amount of $0.11 per share. The dividend is payable on October 22, 2012 to shareholders of record at the close of business on October 4, 2012.

Conference Call to Discuss Results

A conference call to discuss the Company's results, hosted by Mr. Fetting, will be held at 8:00 am EDT today. The call will be open to the general public. Interested participants should access the call by dialing 1-877-269-7756 (or for international calls 1-201-689-7817) at least 10 minutes prior to the scheduled start to ensure connection.

The presentation slides that will be reviewed during the conference call will be available on the Investor Relations section of the Legg Mason website (http://ir.leggmason.com/CorporateProfile.aspx?iid=102761) shortly after the release of the financial results.

A replay or transcript of the live broadcast will be available on the Legg Mason website, in the investor relations section, or by dialing 1-877-660-6853 (or for international calls 1-201-612-7415), enter account number 369 followed by conference number 397492 when prompted. Please note that the replay will be available beginning at 12:00 p.m. EDT on Friday July 27, 2012 and ending at 11:59 p.m. on August 10, 2012.

About Legg Mason

Legg Mason is a global asset management firm, with $632 billion in assets under management as of June 30, 2012. The Company provides active asset management in many major investment centers throughout the world. Legg Mason is headquartered in Baltimore, Maryland, and its common stock is listed on the New York Stock Exchange (symbol: LM).

This release contains forward-looking statements subject to risks, uncertainties and other factors that may cause actual results to differ materially. For a discussion of these risks and uncertainties, see "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Legg Mason's Annual Report on Form 10-K for the fiscal year ended March 31, 2012 and in the Company's quarterly reports on Form 10-Q.

Batterymarch • Brandywine Global • ClearBridge Advisors • Legg Mason Capital Management • Legg Mason Global Equities Group
Permal • Private Capital Management • Royce & Associates • Western Asset Management

5

LEGG MASON, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME (LOSS)
(Amounts in thousands, except per share amounts)
(Unaudited)

	Quarters Ended		
	June 2012	March 2012	June 2011
Operating Revenues:			
Investment advisory fees:			
Separate accounts	$ 182,436	$ 187,152	$ 204,793
Funds	356,474	362,748	400,144
Performance fees	8,566	14,822	18,614
Distribution and service fees	81,623	82,419	92,064
Other	1,593	1,450	1,493
Total operating revenues	630,692	648,591	717,108
Operating Expenses[1]**:**			
Compensation and benefits	270,262	297,266	300,352
Transition-related compensation	-	2,079	11,395
Total compensation and benefits	270,262	299,345	311,747
Distribution and servicing	169,825	160,317	180,756
Communications and technology	37,630	39,174	40,501
Occupancy	30,252	29,477	33,238
Amortization of intangible assets	3,505	3,623	5,578
Other	43,141	44,443	44,922
Total operating expenses	554,615	576,379	616,742
Operating Income	76,077	72,212	100,366
Other Non-Operating Income (Expense):			
Interest income	1,936	2,867	3,055
Interest expense	(19,227)	(21,756)	(22,361)
Other income (expense)	(72,633)	53,941	3,403
Other non-operating income (expense) of consolidated investment vehicles	(4,134)	2,729	5,102
Total other non-operating income (expense)	(94,058)	37,781	(10,801)
Income (Loss) Before Income Tax (Benefit) Provision	(17,981)	109,993	89,565
Income tax (benefit) provision	(4,997)	33,184	27,867
Net Income (Loss)	(12,984)	76,809	61,698
Less: Net income (loss) attributable to noncontrolling interests	(3,526)	740	1,746
Net Income (Loss) Attributable to Legg Mason, Inc.	$ (9,458)	$ 76,069	$ 59,952
Net Income (Loss) per share Attributable to Legg Mason, Inc. Common Shareholders:			
Basic	$ (0.07)	$ 0.54	$ 0.40
Diluted	$ (0.07)	$ 0.54	$ 0.40
Weighted Average Number of Shares Outstanding:			
Basic	138,720	140,055	149,210
Diluted [2]	138,720	140,090	149,347

[1] Operating expenses include transition costs related to streamlining our business model.
See Supplemental Data - Operating margin, as adjusted for additional details.

[2] Diluted shares are the same as basic shares for periods with a loss and any adjustment
for Adjusted Income is not material.

6

LEGG MASON, INC. AND SUBSIDIARIES
CONSOLIDATING STATEMENTS OF INCOME (LOSS)
(Amounts in thousands, except per share amounts)
(Unaudited)

	Quarter Ended June 30, 2012			Quarter Ended March 31, 2012			Quarter Ended June 30, 2011		
	Balance Before Consolidation of Consolidated Investment Vehicles	Consolidated Investment Vehicles	As Reported	Balance Before Consolidation of Consolidated Investment Vehicles	Consolidated Investment Vehicles	As Reported	Balance Before Consolidation of Consolidated Investment Vehicles	Consolidated Investment Vehicles	As Reported
Total operating revenues	$ 631,277	$ 585	$ 630,692	$ 649,255	$ 664	$ 648,591	$ 718,160	$ 1,052	$ 717,108
Total operating expenses	554,523	(92)	554,615	576,246	(133)	576,379	616,632	(110)	616,742
Operating Income	76,754	677	76,077	73,009	797	72,212	101,528	1,162	100,366
Other non-operating income (expense)	(91,029)	3,029	(94,058)	36,350	(1,431)	37,781	(13,632)	(2,831)	(10,801)
Income (Loss) Before Income Tax Provision	(14,275)	3,706	(17,981)	109,359	(634)	109,993	87,896	(1,669)	89,565
Income tax (benefit) provision	(4,997)	-	(4,997)	33,184	-	33,184	27,867	-	27,867
Net Income (Loss)	(9,278)	3,706	(12,984)	76,175	(634)	76,809	60,029	(1,669)	61,698
Less: Net income (loss) attributable to noncontrolling interests	180	3,706	(3,526)	106	(634)	740	77	(1,669)	1,746
Net Income (Loss) Attributable to Legg Mason, Inc.	$ (9,458)	$ -	$ (9,458)	$ 76,069	$ -	$ 76,069	$ 59,952	$ -	$ 59,952

LEGG MASON, INC. AND SUBSIDIARIES
SUPPLEMENTAL DATA
RECONCILIATION OF NET INCOME (LOSS) ATTRIBUTABLE TO LEGG MASON, INC.
TO ADJUSTED INCOME [(1)]
(Amounts in thousands, except per share amounts)
(Unaudited)

	Quarters Ended					
		June 2012		March 2012		June 2011
Net Income (Loss) Attributable to Legg Mason, Inc.	$	(9,458)	$	76,069	$	59,952
Plus:						
Amortization of intangible assets		3,505		3,623		5,578
Loss on extinguishment of 2.5% senior notes		54,873		-		-
Tax amortization benefit on intangible assets		33,875		33,876		34,038
Imputed interest on convertible debt (2.5% senior notes)		5,839		10,054		9,489
Adjusted Income	$	88,634	$	123,622	$	109,057
Net Income (Loss) per Diluted Share Attributable to Legg Mason, Inc. Common Shareholders	$	(0.07)	$	0.54	$	0.40
Plus:						
Amortization of intangible assets		0.03		0.03		0.04
Loss on extinguishment of 2.5% senior notes		0.40		-		-
Tax amortization benefit on intangible assets		0.24		0.24		0.23
Imputed interest on convertible debt (2.5% senior notes)		0.04		0.07		0.06
Adjusted Income per Diluted Share	$	0.64	$	0.88	$	0.73

[(1)] See explanations for Use of Supplemental Data as Non-GAAP Performance Measures.

LEGG MASON, INC. AND SUBSIDIARIES
SUPPLEMENTAL DATA
RECONCILIATION OF OPERATING MARGIN, AS ADJUSTED[1]
(Amounts in thousands)
(Unaudited)

	Quarters Ended					
		June 2012		March 2012		June 2011
Operating Revenues, GAAP basis	$	630,692	$	648,591	$	717,108
Plus (Less):						
Operating revenues eliminated upon consolidation of investment vehicles		586		664		1,052
Distribution and servicing expense excluding consolidated investment vehicles		(169,812)		(160,299)		(180,743)
Operating Revenues, as Adjusted	$	461,466	$	488,956	$	537,417
Operating Income, GAAP basis	$	76,077	$	72,212	$	100,366
Plus (Less):						
Gains (losses) on deferred compensation and seed investments		1,177		28,744		(2,366)
Transition-related costs[2]		-		1,897		13,720
Operating income and expenses of consolidated investment vehicles		677		797		1,162
Operating Income, as Adjusted	$	77,931	$	103,650	$	112,882
Operating margin, GAAP basis		12.1 %		11.1 %		14.0 %
Operating margin, as adjusted		16.9		21.2		21.0

[1] See explanations for Use of Supplemental Data as Non-GAAP Performance Measures.
[2] Transition-related costs:

Compensation	$	-	$	2,079	$	11,395
Communications and technology		-		(190)		2,106
Occupancy		-		(154)		217
Other		-		162		2
Total	$	-	$	1,897	$	13,720

LEGG MASON, INC. AND SUBSIDIARIES
(Amounts in billions)
(Unaudited)

Assets Under Management

	Quarters Ended				
By asset class:	June 2012	March 2012	December 2011	September 2011	June 2011
Equity	$ 151.1	$ 163.4	$ 153.3	$ 144.9	$ 181.5
Fixed Income	360.6	356.1	352.6	355.5	365.4
Long-Term Assets	511.7	519.5	505.9	500.4	546.9
Liquidity	120.1	123.8	121.1	111.4	115.6
Total	$ 631.8	$ 643.3	$ 627.0	$ 611.8	$ 662.5

	Quarters Ended				
By asset class (average):	June 2012	March 2012	December 2011	September 2011	June 2011
Equity	$ 155.1	$ 160.2	$ 153.4	$ 166.3	$ 187.5
Fixed Income	358.5	356.1	353.9	364.7	363.1
Long-Term Assets	513.6	516.3	507.3	531.0	550.6
Liquidity	121.9	118.6	114.7	112.3	120.2
Total	$ 635.5	$ 634.9	$ 622.0	$ 643.3	$ 670.8

Component Changes in Assets Under Management

	Quarters Ended				
	June 2012	March 2012	December 2011	September 2011	June 2011
Beginning of period	$ 643.3	$ 627.0	$ 611.8	$ 662.5	$ 677.6
Net client cash flows:					
Equity	(3.9)	(4.9)	(4.9)	(5.7)	(5.8)
Fixed Income	0.1	(2.8)	(7.1)	(8.8)	0.1
Liquidity	1.2	2.8	10.7	(3.1)	2.0
Total net client cash flows	(2.6)	(4.9)	(1.3)	(17.6)	(3.7)
Market performance and other	(4.3)	24.4	17.6	(32.9)	8.0
Acquisitions (Dispositions), net	(4.6)	(3.2)	(1.1)	(0.2)	(19.4)
End of period	$ 631.8	$ 643.3	$ 627.0	$ 611.8	$ 662.5

Use of Supplemental Data as Non-GAAP Performance Measures
As supplemental information, we are providing performance measures that are based on methodologies other than generally accepted accounting principles ("non-GAAP") for "Adjusted Income" and "Operating Margin, As Adjusted" that management uses as benchmarks in evaluating and comparing the period-to-period operating performance of Legg Mason, Inc. and its subsidiaries.

Adjusted Income
We define "Adjusted Income" as Net Income (Loss) Attributable to Legg Mason, Inc., plus amortization and deferred taxes related to intangible assets and goodwill, imputed interest and tax benefits on contingent convertible debt less deferred income taxes on goodwill and indefinite-life intangible asset impairment, if any. We also adjust for other non-core items that are not reflective of our economic performance, such as the impact of tax rate adjustments on certain deferred tax liabilities related to indefinite-life intangible assets, and loss on extinguishment of contingent convertible debt.

We believe that Adjusted Income provides a useful representation of our operating performance adjusted for non-cash acquisition related items and other items that facilitate comparison of our results to the results of other asset management firms that have not issued/extinguished contingent convertible debt or made significant acquisitions. We also believe that Adjusted Income is an important metric in estimating the value of an asset management business.

Adjusted Income only considers adjustments for certain items that relate to operating performance and comparability, and therefore, is most readily reconcilable to Net Income (Loss) Attributable to Legg Mason, Inc. determined under GAAP. This measure is provided in addition to Net Income (Loss) Attributable to Legg Mason, Inc., but is not a substitute for Net Income (Loss) Attributable to Legg Mason, Inc. and may not be comparable to non-GAAP performance measures, including measures of adjusted earnings or adjusted income, of other companies. Further, Adjusted Income is not a liquidity measure and should not be used in place of cash flow measures determined under GAAP. We consider Adjusted Income to be useful to investors because it is an important metric in measuring the economic performance of asset management companies, as an indicator of value, and because it facilitates comparison of our operating results with the results of other asset management firms that have not issued/extinguished contingent convertible debt or made significant acquisitions.

In calculating Adjusted Income, we add the impact of the amortization of intangible assets from acquisitions, such as management contracts, to Net Income (Loss) Attributable to Legg Mason, Inc. to reflect the fact that these non-cash expenses distort comparisons of our operating results with the results of other asset management firms that have not engaged in significant acquisitions. Deferred taxes on indefinite-life intangible assets and goodwill include actual tax benefits from amortization deductions that are not realized under GAAP absent an impairment charge or the disposition of the related business. Because we fully expect to realize the economic benefit of the current period tax amortization, we add this benefit to Net Income (Loss) Attributable to Legg Mason, Inc. in the calculation of Adjusted Income. However, because of our net operating loss carry-forward, we will receive the benefit of the current tax amortization over time. Conversely, we subtract the non-cash income tax benefits on goodwill and indefinite-life intangible asset impairment charges and United Kingdom tax rate adjustments on excess book basis on certain acquired indefinite-life intangible assets, if applicable, that have been recognized under GAAP. We also add back non-cash imputed interest and the extinguishment loss on contingent convertible debt adjusted for amounts allocated to the conversion feature, as well as adding the actual tax benefits on the imputed interest that are not realized under GAAP. These adjustments reflect that these items distort comparisons of Legg Mason's operating results to prior periods and the results of other asset management firms that have not engaged in significant acquisitions, including any related impairments, or issued/extinguished contingent convertible debt.

Should a disposition, impairment charge or other non-core item occur, its impact on Adjusted Income may distort actual changes in the operating performance or value of our firm. Accordingly, we monitor these items and their related impact, including taxes, on Adjusted Income to ensure that appropriate adjustments and explanations accompany such disclosures.

Batterymarch • Brandywine Global • ClearBridge Advisors • Legg Mason Capital Management • Legg Mason Global Equities Group
Permal • Private Capital Management • Royce & Associates • Western Asset Management

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Although depreciation and amortization of fixed assets are non-cash expenses, we do not add these charges in calculating Adjusted Income because these charges are related to assets that will ultimately require replacement.

Operating Margin, As Adjusted

We calculate "Operating Margin, As Adjusted," by dividing (i) Operating Income, adjusted to exclude the impact on compensation expense of gains or losses on investments made to fund deferred compensation plans, the impact on compensation expense of gains or losses on seed capital investments by our affiliates under revenue sharing agreements, transition-related costs of streamlining our business model, income (loss) of consolidated investment vehicles and, impairment charges by (ii) our operating revenues, adjusted to add back net investment advisory fees eliminated upon consolidation of investment vehicles, less distribution and servicing expenses which we use as an approximate measure of revenues that are passed through to third parties, which we refer to as "Operating Revenues, as Adjusted". The compensation items, other than transition-related costs, are removed from Operating Income in the calculation because they are offset by an equal amount in Other non-operating income (expense), and thus have no impact on Net Income (Loss) Attributable to Legg Mason, Inc. Transition-related costs and income (loss) of consolidated investment vehicles are removed from Operating Income in the calculation because these items are not reflective of our core asset management operations. We use Operating Revenues, as Adjusted in the calculation to show the operating margin without distribution and servicing expenses, which we use to approximate our distribution revenues that are passed through to third parties as a direct cost of selling our products, although distribution and servicing expenses may include commissions paid in connection with the launching of closed-end funds for which there is no corresponding revenue in the period. Operating Revenues, as Adjusted also includes our advisory revenues we receive from consolidated investment vehicles that are eliminated in consolidation under GAAP.

We believe that Operating Margin, As Adjusted, is a useful measure of our performance because it provides a measure of our core business activities excluding items that have no impact on Net Income Attributable to Legg Mason, Inc. and because it indicates what Legg Mason's operating margin would have been without the distribution revenues that are passed through to third parties as a direct cost of selling our products, transition-related costs, and the impact of the consolidation of certain investment vehicles described above. The consolidation of these investment vehicles does not have an impact on Net income Attributable to Legg Mason, Inc. This measure is provided in addition to the Company's operating margin calculated under GAAP, but is not a substitute for calculations of margins under GAAP and may not be comparable to non-GAAP performance measures, including measures of adjusted margins of other companies.

Batterymarch • Brandywine Global • ClearBridge Advisors • Legg Mason Capital Management • Legg Mason Global Equities Group
Permal • Private Capital Management • Royce & Associates • Western Asset Management

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